Mail Stop 6010
Via Facsimile and U.S. Mail

September 14, 2006

Mr. Jeffrey W. Henderson
Chief Financial Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, OH 43017

> **Re:** **Cardinal Health, Inc.**
> **Form 10-K for June 30, 2005**
> **File No. 1-11373**

Dear Mr. Henderson:

We have reviewed your August 22, 2006 response to our August 14, 2006 letter and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your proposed disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for June 30, 2005

Financial Statements

1. We have read your proposed disclosure. To understand your definition of bulk customers and the effect that revenues from bulk customers has on your financial position, results of operations and cash flows, please revise your proposed disclosure to address the following:

    a. In the first paragraph:

          i. Clarify in the third sentence what "other customers not specifically classified as bulk" means and whether it could be a customer that would otherwise meet your definition of bulk customer in the immediately preceding sentence (i.e. a customer's centralized warehouse operations or a customer's mail order business).

          ii. Quantify in dollars or a percentage of bulk customer revenue what "most" in the fourth sentence represents.

          iii. Describe deliveries to bulk customers that are not covered by the "most."

          iv. Clarify whether a single customer can be both a bulk customer and a non-bulk customer, as you define those terms, and the circumstances when that would occur.

          v. Clarify whether bulk customer revenue, as you define it, includes sales of product that require the "more complex processing" that you describe in the fifth and sixth sentences.

          vi. Clarify in the fifth sentence, if true, that the "more complex servicing" you describe is performed by Cardinal.

          vii. Clarify in the sixth sentence, if true, that the activities you described are performed by Cardinal.

    b. In the second paragraph:

          i. Define "margins" in the first sentence for both bulk and non-bulk customer revenue and as previously requested in prior comment 1(D) specify whether in each they include amounts received from your vendors (e.g. fees for services and rebates).

          ii. State why and for which types of transactions bulk customers receive "lower customer pricing." Also, include disclosure that indicates the relative significance of "lower". For example, if all but a de minimis amount of bulk customer revenue represents cross docks and drop shipments and for those transactions you pass along your vendor's pricing to you to the bulk customer, a statement to that effect may address this point.

          iii. Define "vendor margins," which you reference in the first and second sentences, and explain its relevance to "margin" on sales to bulk customers.

          iv. Clarify why lower customer pricing for bulk customers results in lower bulk customer margins.

          v. Clarify the specific product mix that you refer to in the second sentence and why the product mix causes lower margins for bulk customers.

    c. Please include the disclosure that you propose at the end of your response to comment 1(E) of our August 14, 2006 comment letter prominently rather than as a footnote.

    d. We will defer our processing of prior comment 1(F) until we understand your definition of bulk customer revenue and non-bulk customer revenue. Please note that once we understand these definitions, we may have further comment or request additional disclosure in addition to that requested in prior comment 1(F).

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant